Exhibit 99.1

1 Legend Biotech CORPORATE PRESENTATION JANUARY 14, 2025

2 Disclaimer This presentation has been prepared by Legend Biotech Corporation (“Legend Biotech” or the “Company”) solely for information purpose and does not contain all relevant information relating to the Company. The safety and efficacy of the agents and/or uses under investigation discussed in this presentation have not been established, except to the extent specifically provided by marketing authorizations previously received from relevant health authorities. Further, for investigational agents and/or uses, the Company cannot guarantee health authority approval or that such agents and/or uses will become commercially available in any country. Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications, surveys and other data obtained from third - party sources and Legend Biotech's own internal estimates and research. While Legend Biotech believes these third - party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third - party sources. While Legend Biotech believes its internal research is reliable, such research has not been verified by any independent source. Statements in this presentation about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward - looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI® (ciltacabtagene autoleucel; cilta - cel), including patient population of CARVYKTI®, Legend Biotech’s expectations for CARVYKTI®, including manufacturing expectations for CARVYKTI®; and statements about regulatory submissions for CARVYKTI®, statements related to Legend Biotech's ability to achieve operating profit; and the progress of such submissions with the FDA, the EMA and other regulatory authorities; and expected results and timing of clinical trials; Legend Biotech’s expectations for LB2102 and its potential benefits; the potential benefits of the licensing transaction; Legend Biotech’s expectations on advancing their pipeline and product portfolio; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward - looking statements, although not all forward - looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward - looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general product pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20 - F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (SEC) on March 19, 2024 and Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this presentation as anticipated, believed, estimated or expected. Any forward - looking statements contained in this presentation speak only as of the date of this presentation. Legend Biotech specifically disclaims any obligation to update any forward - looking statement, whether as a result of new information, future events or otherwise.

3 1. As of September 30, 2024 11 Pipeline Programs in Hematologic Malignancies, Solid Tumors, and Autoimmune Diseases Legend Biotech – Transforming Cancer Care Pioneer and Leader in CAR - T Therapy Revolution 2,500+ Employees 450+ Focused on R&D Stand - alone with End - to - end Capabilities Partnerships Johnson & Johnson And Novartis $1.2B in Cash, Cash Equivalents and Time Deposits 1 : LEGN

4 CARVYKTI ® Proven Leader on the Path to Cure First and only CAR - T cell therapy providing superior OS vs SoC in Multiple Myeloma >4,500 treated patients treated Significant sales growth trajectory, strong 2L+ launch with the OS benefit achieved Strongest CAR - T launch to date, with $286M in net trade sales in 3Q24 Outpatient commercial advantage (48% out - patient use in 3Q24)

CI, confidence interval; PI, Proteasome Inhibitor; IMiD, immunomodulatory drug; MM, multiple myeloma; OS, overall survival 1. Globocan 2022 World Fact Sheet: https://gco.iarc.who.int/media/globocan/factsheets/cancers/35 - multiple - myeloma - fact - sheet.pdf. Accessed March 2024. 2. Globocan 2022 World Fact Sheet: World. 5 https://gco.iarc.who.int/media/globocan/factsheets/cancers/35 - multiple - myeloma - fact - sheet.pdf. Accessed March 2024. Multiple Myeloma Blood Cancer with a High Unmet Need 3 RD MOST COMMON BLOOD CANCER accounting for 14% of all hematologic cancer 1 187,952 NEW CASES WORLDWIDE IN 2022 1,2 POOR SURVIVAL OUTCOMES IN MULTIPLE REFRACTORY MM Median OS < 12 months in patients refractory to anti - CD38, ≥ 1 PI(s) and / or ≥ 1 IMiD(s) 6 1.0 0.8 0.6 0.4 0.2 0.0 0 30 40 50 Months Proportion Surviving Non - triple - refractory (N=57) Triple - and quad - refractory (N=148) Penta - refractory (N=70) P=0.002 10 20 Median OS for each group 95% Cl Median OS (months) (5.4 – 17.1) 11.2 Non - triple - refractory (7.1 – 11.2) 9.2 Triple - and quad - refractory (3.5 – 7.8) 5.6 Penta - refractory

6 Legend and J&J Global Collaboration Worldwide Collaboration and License Agreement to Develop and Commercialize Cilta - cel with J&J, the #1 Global Multiple Myeloma Market Leader 50/50 United States Europe 50/50 Japan 50/50 Working Together to Realize CARVYKTI’S $5B+ Potential

7 CARVYKTI ® - First CAR - T in MM to Achieve OS Benefit vs SOC Gold Standard for Oncology Trials • One - time infusion significantly prolonged overall survival and improved quality of life 1 • 45% reduction in risk of death with CARVYKTI ® vs SOC in patients w i th lenalidomide - refractory MM after 1 – 3 prior LOT 1 • Safety profile consistent with previous analysis 1,2 100 80 60 % alive 40 20 0 0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45 Months 63.8% HR (95% CI): 0.55 (0.39 – 0.79); P =0.0009 30 - month OS SOC 76.4% CARVYKTI ® CARVYKTI ® Significantly Improved OS vs SOC 1 Median follow - up 33.6 months 1. Mateos, et al. Overall Survival (OS) With Ciltacabtagene Autoleucel (Cilta - cel) Versus Standard of Care (SoC) in Lenalidomide (Len) - Refractory Multiple Myeloma (MM): Phase 3 CARTITUDE - 4 Study Update. International Myeloma Society 2024 Annual Meeting. September 2024. 2. San - Miguel J, et al. N Engl J Med 2023;389:335 - 47. OS: overall survival; PFS: progression - free survival; SOC: standard of care; MM: multiple myeloma; LOT: line(s) of therapy; MNT: movement and neurocognitive treatment - emergent adverse event

8 MAXIMIZING OUR CARVYKTI MARKET LEADERSHIP

9 Data Source: Companies' public filings. A New Standard for CAR - T Launches CARVYKTI ® - I NDUSTRY LEADI NG EARLY LAUNCH PERFO RMANCE FI RST TEN Q UARTERS O UTPERFO RMI NG HI STO RI CAL CAR - T LAUNCHES Quarterly sales ($MM) 286 102 387 98 224 124 450 400 350 300 250 200 150 100 50 0 Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 Q9 Q10 Q11 Q12 Q13 Q14 Q15 Q16 Q17 Q18 Q19 Q20 Q21 Q22 Q23 Q24 Q25 Q26 Q27 Q28 Quarters since launch WORLDWIDE SALES OF CAR - T THERAPIES, BY QUARTER OF LAUNCH (IN $MM) Carvykti Kymriah Yescarta Tecartus Breyanzi Abecma

10 CARVYKTI ® Uptake Continues Continued Market Penetration and Earlier Lines of Treatment Represents Significant Opportunity for Continued Growth QoQ Growth 2 YoY Growth 1 54% 84% U.S. 35% 125% OUS 53% 88% Global 24 55 55 70 114 140 146 140 167 258 0 0 0 2 3 12 13 16 20 27 0 50 100 150 200 250 CARVYKTI ® Net Trade Sales ($MM) +88% growth vs Q3’23 300 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2022 2022 2022 2023 2023 2023 2023 2024 2024 2024 U.S. OUS 1. Q3 2024 vs Q3 2023 2. Q3 2024 vs Q2 2024

ASCT, autologous stem cell transplant; DVRd, daratumumab, bortezomib, lenalidomide, dexamethasone; NDMM, newly diagnosed multiple myeloma; VRd, bortezomib, lenalidomide, dexamethasone. 1. Clinicaltrials.gov: NCT04133636. 2. Clinicaltrials.gov: NCT04923893. 3. Clinicaltrials.gov: NCT05257083. CARTITUDE - 6 is a collaborative study sponsored by the European Myeloma Network. 11 CARTITUDE - 2 1 CARTITUDE - 5 2 CARTITUDE - 6 3 Earlier Line Studies Another Opportunity to Change the Treatment Paradigm NCT04133636 • Global, multi - cohort study • Phase II open - label study of cilta - cel in various clinical settings • Active, Not Recruiting NCT04923893 • Global, randomized, registrational study • Phase III open - label study of VRd followed by cilta - cel vs. VRd followed by Rd maintenance, in patients with NDMM for whom ASCT is not planned as initial therapy • Enrollment completed NCT05257083 • Global, randomized, registrational study • Phase III open - label study comparing DVRd followed by cilta - cel vs. DVRd followed by ASCT in NDMM patients who are transplant eligible • Enrolling

12 Unlocking the Blockbuster Global Market Opportunity MULTIPLE MYELOMA PATIENTS ELIGIBLE FOR CAR - T THERAPY Frontline : ~52k patients 2L to 4L: ~80k patients 5L+ : ~22k patients 1. MHLW is the Ministry of Health, Labour and Welfare in Japan. 2. NMPA is the National Medical Products Administration in China. 3. ANVISA is the Brazilian Health Regulatory Agency, Agência Nacional de Vigilância Sanitária. 2L denotes second - line. 4L denotes fourth - line. 5L+ denotes fifth - line and beyond. APAC MHLW 1 approval for 4L+ MM NMPA 2 approval for 4L+ MM North America FDA approval for 2L+ MM Europe EC approval for 2L+ MM South America ANVISA 3 approval for 2L+ MM

13 Outpatient Administration: Key Competitive Advantage • Extensive use of CARVYKTI in outpatient setting is a key differentiator - Unique delayed CRS 1 onset allows for outpatient administration options to best serve patient needs • Patients and caregivers prefer to return home after treatment • Support hospital infrastructure for the increased 2L+ patient population in community setting • Expect majority of CARVKYTI patients will be treated in outpatient setting by year end 2025 1. CRS – Cytokine release syndrome 2. ATC – Authorized treatment center ~48% ~52% Treatment Setting Volume: U.S. Outpatient Inpatient Outpatient treatment represents up to 48% of CARVYKTI volume. 97 ATCs 2 in the U.S.

14 Global Manufacturing Footprint Raritan, NJ US / EU / JP / ROW Launch/ Commercial Site for CARVYKTI ® x GMP Operational • Approval of new Raritan section expected in 2H25 Morris Plains, NJ Novartis CMO Site x Clinical production started July 2024 • Commercial production expected in 1H 2025 Expanding to Meet Growing Global Demand US FACILITIES EU FACILITIES Ghent, Belgium: Tech Lane Future Site for CARVYKTI ® • Clinical production expected in 1Q25 and commercial production expected in 4Q25 pending regulatory approval Ghent, Belgium: Obelisc Commercial Site for CARVYKTI ® x Clinical production started January 2024 and commercial production started in September 2024 Current Median Turn Around Time is 32 Days

15 US and EU CARVYKTI ® Supply Overview 1H22 2H22 1H23 2H23 1H24 2H24 1H25 2H25 1H26 2H26 1H27 2H27 2028 2029 2030 Launch Facilities Expansion/ Process Optimization Raritan Slot Ramp Up Obelisc Clinical + Commercial Online Tech Lane Online CMO Online Raritan Physical Expansion Facilities Driving To Full Capacity UPCOMING MILESTONES • Double commercial supply in 2025 • Initiate commercial production at Novartis facility in 1H 2025 • Initiate commercial production at Tech Lane facility in 2H 2025 • New section approval expected in Raritan facility in 2H 2025

16 1. ATC – Authorized treatment center Building Upon ‘s Leadership Position 2022 2023 Indication Expansion Deepening Community Penetration Preparing for 1L Use Data Generation in Support of CARVYKTI ® Redefining Treatment Expectations in MM 4L+ Approval 2L+ Approval Continued Market Leadership 2026 Established Position in MM Treatment Paradigm Since 2022 2024 2025 Manufacturing Expect full capacity to support 10,000 dose production goal Extensive Data Real - world use and CARTITUDE 1 - 4 trials provide robust data to support use across entire RR/MM treatment paradigm First and Only Approved BCMA Targeting Therapy in 2L+ MM Additional BCMA therapeutics are expected in 2L+ MM no earlier than 2H25 Global Market Availability • United States (2L+) • Canada (2L+) • China (4L+) • Europe (2L+) • Japan (4L+) • Brazil (2L+) • Anticipated additional global submissions Significant Market Opportunity Over 150,000 MM patients worldwide eligible for CAR - T Proven Outpatient Reimbursement Outpatient use currently accounts for nearly 50% of total U.S. volume across 97 ATCs 1 CARVYKTI ® Leads Potential Competition by >4 Years

17 BUILDING NEXT GENERATION CAR - T PROGRAMS

18 *I n collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson. † Phase 1 investigator - initiated trial in China. ‡ IND applications have been cleared by the U.S. FDA. # Subject to an exclusive license agreement with Novartis Pharma AG. The safety and efficacy of the agents and/or uses under investigation have not been established. There is no assurance that the agents will receive health authority approval or become commercially available in any country for the uses being investigated. Additionally, as some programs are still confidential, certain candidates may not be included in this list. INDICATIONS: ALL: acute lymphoblastic leukemia; LCNEC: large cell neuroendocrine carcinoma; MM: multiple myeloma; NDMM: newly diagnosed multiple myeloma; NHL: non - Hodgkin lymphoma; RRMM: relapsed or refractory multiple myeloma; SCLC: small cell lung cancer TARGETS: BCMA: B - cell maturation antigen; DLL3: delta - like ligand 3; GCC: guanylyl cyclase C; GPRC5D: G - protein coupled receptor, family C, group 5, member D Global US China Autologous Therapies BCMA - directed autologous therapy * P H A S E 3 LEGEND - 2 † RRMM NCT03090659 CARTIFAN - 1* RRMM NCT03758417 CARTITUDE - 1* RRMM NCT03548207 CARTITUDE - 2* MM NCT04133636 CARTITUDE - 4* RRMM 1 - 3 Prior Lines NCT04181827 CARTITUDE - 5* NDMM Transplant Not Intended NCT04923893 CARTITUDE - 6* NDMM Transplant Eligible NCT05257083 Cilta - cel Clinical Studies P H A S E 2 P H A S E 1 P H A S E 1 NHL † /ALL † (CD19 X CD20 X CD22) GASTRIC & PANCREATIC ‡ (CLAUDIN 18.2) SCLC & LCNEC ‡# (DLL3) COLORECTAL † (GCC) Additional Pipeline Assets P R E C L I N I C A L Allogeneic Therapies MM † (BCMA) CAR - γδ T NHL † (CD19 X CD20) CAR - γδ T NHL † (CD20) CAR - αβ T MM † (BCMA) CAR - NK MM † (CD19 X GPRC5D), (GPRC5D) AUTOIMMUNE † (CD19 X CD20 X CD22) AUTOIMMUNE (CD19 X BCMA) Our Pipeline

19 Our Differentiated R&D Approach Potential best - in - class proprietary technology platforms and end - to - end capability Armoring strategy for solid tumors Multiple armored CAR - T strategies to overcome challenges in treatment of solid tumors Diverse platform for allogeneic treatments Diverse allogeneic platforms, including non - gene editing universal CAR - T and NK Antibody screening & engineering In - house antibody generation and CAR - T - specific functional screening technologies Antibody Screening Platforms Binding Domain Selection and Construct Design Pre - clinical Validation Clinical Proof of Concept CORE TECHNOLOGIES PRODUCT PLATFORMS Autologous Allogeneic DISEASE AREAS Hematologic malignancies Solid tumors CAR - T NK - T

20 Legend and Novartis Collaboration Legend and Novartis have an exclusive, global license agreement to advance certain DLL3 - targeted CAR - T therapies, including LB2102, an investigational therapy for small cell lung cancer.

21 Small Cell Lung Cancer A Large Unmet Medical Need US: Incidence is ~35,000 1 Lung Cancer is the Second Most Diagnosed Cancer in the US 1 And the leading cause of cancer death in both men and women, accounting for ~ 20 % of all cancer deaths 1 and in 2 out of 3 people with SCLC have extensive stage disease by time of diagnosis 2 Small Cell Lung Cancer Accounts for ~15% of all Lung Cancer Diagnoses 1 1. American Cancer Society, Key Statistics for Lung Cancer. https://www.cancer.org/cancer/types/lung - cancer/about/key - statistics.htm l 2. American Cancer Society, Small Cell Lung Cancer Stages. https://www.cancer.org/cancer/types/lung - cancer/detection - diagnosis - staging/staging - sclc.htm l

22 LB2102: Legend Armored CAR - T Targeting DLL - 3 For Small Cell Lung Cancer TARGET • DLL - 3, a promising target with prevalent & homogeneous expression in SCLC (~80% positive) and other neuroendocrine tumors • Minimal to no expression in normal tissues MoA/Scientific Rationale • Tandem humanized binders with high affinity and specificity • An armor overcoming suppressive TME to promote CAR - T cell expansion, persistence and infiltration PRECLINICAL & Clinical Development strategy • Well - tolerated in vivo in s.c and pulmonary orthotopic xenograft models • US IND was cleared on November 21, 2022 • Orphan Drug Designation was granted by FDA on June 21, 2023 • The US clinical trial is actively recruiting at four sites CAR Armor

23 LB1908 (LCAR - C18S): Legend CAR - T Targeting CLDN18.2 For gastric cancer, esophageal cancer and pancreatic cancer TARGET • Claudins (CLDN) are a family of tight junction proteins 1 - CLDN18.2 is expressed in gastric cancer and pancreatic cancer 2 MoA/Scientific Rationale • LB1908 targets CLDN 18.2 via a proprietary VHH antibody • High selectivity against the closely related CLDN 18.1 Clinical Development strategy • POC achieved in IIT with 43 patients enrolled • US IND was cleared on June 1, 2022 • Orphan Drug Designation was granted by FDA on November 22, 2022 • The US clinical trial is actively recruiting at six sites 1 Zhang J, et al. Chin J Cancer Res. 2020 Apr;32(2):263 - 70. 2 Sahin U,et al. Clin Cancer Res. 2008 Dec 1;14(23):7624 - 34

24 * Novartis Pharmaceuticals Corporation Upcoming Anticipated Legend Milestones COMMERCIAL • Increasing demand and deepening penetration into the community • Outpatient program expansion • OS label update CLINICAL • Topline data in CART - 5 • Advance pipeline programs, advance two programs into IND enabling • Other clinical development milestones, potentially Phase 1 data from GC and DLL - 3 programs • Philadelphia R&D site to open MANUFACTURING • US - Raritan expansion completion and approval in 2H25 • US - Novartis to start commercial production in 1H • Belgium – Tech Lane to initiate commercial production

25 is the proven leader forging the path to cure.

26 THANK YOU

27 APPENDIX

28 Parkinsonism Incidence Decreased to <1% in CARTITUDE - 4 CARTITUDE - 1 • 5 cases of Parkinsonism (5%) with median 12.4 months of follow up (ASH 2020) • In the label, CARTITUDE - 1: 6% (4% Grade 3/4) (n=97) CARTITUDE - 4 • 1 case of Parkinsonism ( 0.6% , Grade 1) with median 15.9 months follow up (ASCO 2023) • In the label, CARTITUDE - 4: 1% (no Grade 3/4) (n=188)

Competitive Landscape in RRMM Treatment Trial Comparator PFS (months) PFS HR OS (months) OS HR 0.55 NR vs NR 0.29 NR vs 11.8 PVd or DPd CARTITUDE - 4 Carvykti 1.01 41.1 vs 37.9 0.49 13.8 vs 4.8 SoC KarMMa - 3 1 Abecma 0.94 35.6 vs 31.6 0.56 11.7 vs 6.9 Vd OPTIMISMM 2 PVd 0.82 34.4 vs 23.7 0.66 9.9 vs 6.6 Pd APOLLO 3 DPd 0.78 24.6 vs 17.7 0.59 11.4 vs 5.6 Pd ICARIA 4 IsaPd 0.96 28.9 vs 32.6 0.36 9.3 vs 4.4 Vd CASTOR 5 DVd 0.78 50.8 vs 43.6 0.64 28.4 vs 15.2 Kd CANDOR 6 KdD 0.86 NR vs 50.6 0.58 35.7 vs 19.2 Kd IKEMA 7 IsaKd 1. 2. 3. 4. 5. Ailawadhi S, Arnulf B, Patel K, et al. Ide - cel vs standard regimens in triple - class - exposed relapsed and refractory multiple myeloma: updated KarMMa - 3 analyses. Blood. 2024 Dec 5;144(23):2389 - 2401. doi: 10.1182/blood.2024024582. PMID: 39197072. Beksac M, Richardson PR, Oriol A, et al. Pomalidomide, bortezomib, and dexamethasone versuss bortezomib and dexamethasone in relapsed or refractory multiple myeloma (OPTIMISMM): final survival outcomes from a randomized, open - label, phase 3 trial. Presented at: 2023 International Myeloma Society Annual Meeting; September 27 - 30, 2023; Athens, Greece. Abstract OA - 44. Sonneveld P, Terpos E, Boccadoro M, et al. Pomalidomide and Dexamethasone with or without Subcutaneous Daratumumab in Patients with Relapsed or Refractory Multiple Myeloma: Updated Analysis of the Phase 3 Apollo Study, Blood, Volume 138, Supplement 1,2021,Page 2747,ISSN 0006 - 4971,https://doi.org/10.1182/blood - 2021 - 146907. Attal M, Richardson PG, Rajkumar SV, ICARIA - MM study group, et al. Isatuximab plus pomalidomide and low - dose dexamethasone versus pomalidomide and low - dose dexamethasone in patients with relapsed and refractory multiple myeloma (ICARIA - MM): a randomised, multicentre, open - label, phase 3 study. Lancet. 2019;394(10214):2096 - 2107. doi:10.1016/S0140 - 6736(19)32556 - 5. Spencer A, Lentzsch S, Weisel K, et al. Daratumumab plus bortezomib and dexamethasone versus bortezomib and dexamethasone in relapsed or refractory multiple myeloma: updated analysis of CASTOR. Haematologica. 2018 Dec;103(12):2079 - 2087. doi: 10.3324/haematol.2018.194118. Epub 2018 Sep 20. PMID: 30237264; PMCID: PMC6269293. 6. Usmani SZ, Quach H, Mateos MV, et al.. Final analysis of carfilzomib, dexamethasone, and daratumumab vs carfilzomib and dexamethasone in the CANDOR study. Blood Adv. 2023 Jul 25;7(14):3739 - 3748. doi: 10.1182/bloodadvances.2023010026. PMID: 37163358; PMCID: PMC10368773. 29 7. Hong RX, Xu F, Xia W, et al. Metronomic Capecitabine Plus Aromatase Inhibitor as Initial Therapy in Patients With Hormone Receptor - Positive, Human Epidermal Growth Factor Receptor 2 - Negative Metastatic Breast Cancer - The Phase III MECCA Trial. J Clin Oncol. 2025 Jan 2:JCO2400938. doi: 10.1200/JCO.24.00938. Epub ahead of print. PMID: 39746176.